1. ORGANIZATION AND DESCRIPTION OF BUSINESS

IFM (US) Securities, LLC (the "Company") is a wholly-owned subsidiary of IFM Investors (US), LLC (the "Parent"). The Company was organized on November 19, 2012 as a Delaware limited liability company and is registered to do business in New York as a foreign limited liability company. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of both the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investors Protection Corporation ("SIPC"). The operating agreement provides for the limited liability company to exist in perpetuity. There is only one class of member. The individual member's limit on liability is based on the relevant state law. The Company markets limited partnership interests of private funds managed by advisory affiliates.

The Company operates under the exemptive provisions of paragraph (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934 which provides that the Company carries no margin accounts, promptly transmits all customers' funds and delivers all securities received in connection with the Company's activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to customers.

The accompanying financial statements have been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with the Parent, such financial statements may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue recognition
Revenues are recognized as cost plus 15% reimbursement from the Parent in the form of fee income.

Concentration of risk
The Company maintains cash in a bank account which is non-interest bearing. Interest bearing and non-interest bearing accounts are insured by the FDIC up to $250,000 per financial institution. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

Income taxes

As a wholly-owned limited liability company, the Company is considered to be a disregarded entity and thus does not file income tax returns in any jurisdiction. The Company files under the Parent's consolidated tax return in which all items of income, expense, gains and losses are reportable by the Parent for tax purposes. The Company has no unrecognized tax benefits at June 30, 2016. As of June 30, 2016, the Parent allocated $535,341 of tax expenses to the Company as follows:

City Tax	$	102,911
State Tax		94,546
Federal Tax		337,884
Total Tax	$	535,341

Uncertain tax positions

In accordance with the Financial Accounting Standards Board's ("FASB") Accounting Standards Codification No. 740 ("ASC 740") Subtopic 05 "Accounting for Uncertainty in Income Taxes," The Company did not recognize any amounts from uncertain tax positions.

The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Generally, Federal, state and local authorities may examine the Company's tax returns for three years from the date of filing.

3. **RELATED PARTY TRANSACTIONS**

Administration fees

Pursuant to an Expense Sharing Agreement, the Company reimburses the Parent for allocated salaries, rent, communication and other expenses paid for by the Parent. These charges are updated periodically, and determined based on percentages of personnel, square footage and other factors. For the fiscal year ended June 30, 2016, the Parent charged the Company $7,541,310 for such expenses.

Fee revenue

The Company receives fees based on the cost plus 15% reimbursement from the Parent. During the fiscal year ended June 30, 2016, the Company recorded fees of $8,824,786. As of June 30, 2016, $1,284,941 was outstanding and due from the Parent.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital requirements of Rule 15c3-1 of the Securities and Exchange Act, as amended, which requires the Company to maintain, at all times, sufficient liquid assets to cover indebtedness. In accordance with the Rule, the Company is required to maintain defined minimum net capital of the greater of $5,000 or 6 2/3% of aggregate indebtedness.

At June 30, 2016, the Company had net capital, as defined, of $915,695, which exceeded the required minimum net capital of $5,000 by $910,695. Aggregate indebtedness at June 30, 2016 totaled $48,452. The Company's percentage of aggregate indebtedness to net capital was 5.29%.

5. SUBSEQUENT EVENTS

Management of the Company has evaluated events and transactions that may have occurred since June 30, 2016 and determined that there are no material events that would require disclosures in the Company's financial statements.